Exhibit 99.3

TryHard Holdings Limited to Hold Extraordinary General Meeting on July 21, 2026

OSAKA, JAPAN, July 9, 2026 (GLOBE NEWSWIRE) — TryHard Holdings Limited (“TryHard” or the “Company”) (NASDAQ: THH), a lifestyle entertainment platform in Japan, today announced that it plans to convene an extraordinary general meeting of shareholders (the “EGM”) at #502 PMOEX Hommachi, 3-1-10 Hommachi Chuo-ku, Osaka-shi, Osaka Japan (541-0053) at 2p.m. (Japan Time) on July 21, 2026 (which is 1 a.m. U.S. Eastern Time on July 21, 2026) to seek shareholders’ approval for a proposed share consolidation of the Company’s ordinary shares at a 10 for 1 ratio.

The proposed objective of the share consolidation is intended to support the Company’s continued compliance with Nasdaq listing requirements to maintain its listing on Nasdaq. This will better align the Company’s capital structure with its long-term development strategy. The final consolidation ratio, effective date and implementation timetable remain subject to the approval of the Company’s board of directors, shareholder approval at the EGM, and compliance with applicable legal, regulatory and Nasdaq requirements.

Holders of the Company’s ordinary shares and series A preferred shares listed in the register of members of the Company at the close of business on July 6, 2026 (U.S. Eastern Time) are entitled to receive notice of, and vote at, the EGM or at any adjournment or postponement that may take place.

The Company expects to dispatch the notice of EGM and related proxy materials to shareholders in accordance with the Company’s articles of association and applicable Cayman Islands law. As advised by Cayman counsel, the Company is required to give shareholders at least ten clear days’ notice of the EGM, excluding both the date of deemed delivery of the notice and the date of the EGM.

Copies of the Notice of the EGM, which sets forth the resolutions to be proposed and for which adoption and approval from shareholders is sought, the Proxy Statement and the Proxy Card are available on the SEC’s website at www.sec.gov.

About TryHard Holdings Limited

As a lifestyle entertainment company in Japan, TryHard Holdings Limited aims to be on the cutting edge of the entertainment industry by introducing state-of-art technology, immersive storytelling, and bespoke experiences that are multi-sensory. The Company’s mission is to create unique entertainment experiences that captivate audiences, foster memorable connections, and leave a lasting impact. Principal businesses comprise of (i) event curation; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants.

By merging creativity, technology and hospitality expertise, TryHard strives to redefine the entertainment landscape in Japan and beyond. Commitment to innovation, quality, and customer satisfaction drives TryHard to continuously push boundaries and exceed expectations.

For more information, please visit the Company’s website: https://www.tryhardthh.com/.

IR Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, statements regarding the proposed Extraordinary General Meeting, the proposed resolutions, the proposed share consolidation, the expected timing of the Extraordinary General Meeting and the Company’s expectations regarding the implementation of the proposed share consolidation, if approved, contain forward-looking statements. TryHard may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about TryHard’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to obtain shareholder approval for the proposed resolutions; the timing and outcome of the Extraordinary General Meeting; the Company’s ability to satisfy applicable legal, regulatory and Nasdaq requirements in connection with the proposed matters; the implementation and timing of the proposed corporate actions, if approved; changes in applicable laws, regulations or listing requirements and general economic and business conditions in Japan and assumptions underlying or related to any of the foregoing. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Investors are advised to refer to the Company’s filings made with the U.S. Securities and Exchange Commission when making investment decisions, which are available for review at www.sec.gov.

This release does not constitute an offer to sell or solicit an offer to buy any securities, nor does it represent a public offering under Financial Instruments and Exchange Act of Japan.